UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, August 6, 2007, and entitled “Orbotech Announces Second Quarter 2007 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at June 30, 2007.

3.	Registrant’s Condensed Consolidated Statements of Income for the Six Month and Three Month Periods ended June 30, 2007.

4.	Press release issued by the Registrant on, and dated, August 6, 2007, and entitled “Orbotech Acquires 3 D - Danish Diagnostic Development A/S”.

* * * * * *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES SECOND QUARTER 2007 RESULTS

YAVNE, ISRAEL — August 6, 2007 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the second quarter and six months ended June 30, 2007.

Revenues for the second quarter of 2007 totaled $88.6 million, compared to $86.1 million recorded in the first quarter of 2007 and $104.9 million in the second quarter a year ago. Net loss for the second quarter of 2007 was $3.4 million, or $0.10 per share (diluted), compared to net income of $5.6 million, or $0.17 per share (diluted), in the first quarter of 2007, and of $15.3 million, or $0.46 per share (diluted), in the second quarter of 2006. Net loss for the second quarter of 2007 includes a $4.8 million write-off of inventory ($4.4 million net of taxes), primarily related to previous generation, high-end printed circuit board (“PCB”) products, as well as a charge of $5.0 million relating to the Company’s write-off of its investment in Negevtech Ltd. Excluding these items, net of taxes, net income for the second quarter of 2007 was $6.0 million, or $0.18 per share (diluted).

Revenues for the first six months of 2007 totaled $174.7 million, compared to $206.3 million recorded in the first half of 2006. Net income for the first six months of 2007 was $2.2 million, or $0.07 per share (diluted), compared to net income of $29.4 million, or $0.89 per share (diluted) in the first six months of 2006. Excluding the write-offs, net of taxes, in the second quarter of 2007, net income for the first six months of 2007 was $11.6 million, or $0.35 per share (diluted).

Sales of equipment to the PCB industry relating to bare PCBs were $44.4 million in the second quarter of 2007, compared to $35.5 million in the first quarter of 2007, and $44.0 million in the second quarter of 2006. Sales of flat panel display (“FPD”) inspection equipment were $11.2 million, compared to $19.1 million in the first quarter of 2007, and $29.3 million in the second quarter of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $7.5 million, compared to $6.8 million in the first quarter this year, and $9.4 million in the second quarter of 2006. Sales of automatic check reading products were $2.8 million in the second quarter of 2007, compared to $2.4 million in the first quarter of 2007, and $1.9 million recorded in the second quarter of 2006. In addition, service revenue for the second quarter increased marginally to $22.5 million from $22.2 million in the first quarter of 2007, and $20.1 million in the second quarter of 2006.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $234 million, compared to $236 million at the end of the first quarter, reflecting a positive operating cash flow for the quarter of approximately $11.7 million. Non-operating disbursements totaled approximately $16.7 million, comprised mainly of $14.3 million paid in connection with the acquisition of the Italian company, New System Srl., which develops and markets inkjet printing solutions for the bare PCB industry.

The increase in revenues from sales of bare PCB equipment was due partly to the introduction of the Discovery Ultra PCB-AOI system for high-end applications, which further extends the Company’s Discovery PCB-AOI series; and also reflects another record quarter in sales of the Company’s Paragon Direct Imaging system.

As the Company announced several weeks ago, the downturn in the highly cyclical FPD industry is estimated to be deeper than previously anticipated as LCD manufacturers delay the scheduled ‘move in’ dates for their new fabrication facilities to mid-2008. However, given the strong bookings which are anticipated in the second half of 2007, and the significant indications of a substantial upturn next year, the Company believes that there will be a strong rebound in FPD revenues in 2008.

Commenting on the results, Rani Cohen, Chief Executive Officer, said: “Our financial results for the quarter are in line with our expectations, particularly given the current conditions in the FPD industry. The PCB industry remains robust, and we have further strengthened our PCB product portfolio with the acquisition of New System during the quarter. We will continue to invest in research and development in both the PCB and FPD industries and to explore possible external opportunities for expansion.” Mr. Cohen added: “We are also announcing today an important step in our strategy for growth and diversification into medical imaging, with the acquisition of 3 D - Danish Diagnostic Development A/S, the Danish manufacturer of gamma cameras for nuclear medicine. In addition to presenting an important entry into the medical imaging industry, this acquisition will provide an opportunity for Orbotech to leverage its strong operational capabilities and resources and will deliver immediate and future value to our shareholders.”

An earnings conference call for the Company’s second quarter 2007 results is scheduled for Monday, August 6, 2007, at 9:00 a.m. EDT. The dial-in number for the conference call is 210-234-0001, and a replay will be available on telephone number 402-220-9694 until August 20, 2007. The pass code is Q2. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. In addition, the Company is engaged in the development and manufacture of specialized application products for the nuclear medical imaging industry. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2007

	June 30 2007	December 31 2006
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	160,060	187,187
Marketable securities	36,317	41,373
Accounts receivable:
Trade	149,825	142,444
Other	18,264	21,572
Deferred income taxes	4,243	3,369
Inventories	72,723	78,349

Total current assets	441,432	474,294

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	37,665	41,100
Other long-term Investments	1,514	7,106
Non-current trade receivables	500	738
Severance pay fund	12,860	15,617
Deferred income taxes	1,385	1,684

	53,924	66,245

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	25,943	20,124

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	29,921	14,350

	551,220	575,013

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	24,582	33,448
Deferred income	17,588	19,967
Other	38,288	49,420

Total current liabilities	80,458	102,835

ACCRUED SEVERANCE PAY	26,967	29,762
DEFERRED TAX LIABILITY	9,879

Total liabilities	117,304	132,597

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	1,050	914

SHAREHOLDERS’ EQUITY:
Share capital	1,691	1,680
Additional paid-in capital	139,361	132,578
Retained earnings	347,162	345,859
Accumulated other comprehensive income	(171)	7

	488,043	480,124
Less treasury stock, at cost	(55,177)	(38,622)

Total shareholders’ equity	432,866	441,502

	551,220	575,013

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2007

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2007	2006	2007	2006	2006
	U.S. dollars in thousands (except per share data)
REVENUES	174,721	206,285	88,616	104,883	416,469
COST OF REVENUES:
COST	100,582	112,648	50,699	57,025	226,908
WRITE DOWN OF INVENTORY	4,821		4,821

GROSS PROFIT	69,318	93,637	33,096	47,858	189,561
RESEARCH AND DEVELOPMENT COSTS - net	31,980	28,495	16,405	14,502	60,473
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	32,710	33,808	16,315	17,239	68,942
AMORTIZATION OF OTHER INTANGIBLE ASSETS	490	290	345	145	580
RESTRUCTURING CHARGES					3,332

OPERATING INCOME	4,138	31,044	31	15,972	56,234
FINANCIAL INCOME - net	4,991	2,782	2,300	1,493	7,404
WRITE-DOWN OF LONG-TERM INVESTMENTS	(5,000)		(5,000)		(205)

INCOME (LOSS) BEFORE TAXES ON INCOME	4,129	33,826	(2,669)	17,465	63,433
TAXES ON INCOME	1,446	4,224	483	2,170	7,893

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	2,683	29,602	(3,152)	15,295	55,540
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(136)	(76)	(94)	(26)	(255)
SHARE IN PROFIT (LOSSES) OF AN ASSOCIATED COMPANY	(348)	(125)	(125)	15	(315)

NET INCOME (LOSS)	2,199	29,401	(3,371)	15,284	54,970

EARNINGS (LOSS) PER SHARE:
BASIC	$0.07	$0.90	$(0.10)	$0.47	$1.66

DILUTED	$0.07	$0.89	$(0.10)	$0.46	$1.65

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE:
BASIC	33,077	32,678	32,949	32,818	33,105

DILUTED	33,203	33,138	32,949	33,303	33,399

FOR IMMEDIATE RELEASE

ORBOTECH ACQUIRES 3 D - DANISH DIAGNOSTIC DEVELOPMENT A/S

- Strategic Move in Nuclear Medical Imaging -

YAVNE, ISRAEL — August 6, 2007 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced that it has signed a definitive agreement to acquire 3 D - Danish Diagnostic Development A/S (“DDD”), a privately-held Danish company that develops and manufactures gamma cameras for nuclear medicine. DDD is the world’s leading manufacturer of cardiac gamma cameras, which it markets primarily in the United States through major industry suppliers that distribute them under their own brands.

Orbotech will pay approximately $39 million to the stockholders of DDD for the acquisition of all of the outstanding shares of DDD. In addition, Orbotech will pay to the stockholders of DDD an earn-out, capped at approximately $6.5 million, based on DDD’s performance during the years 2007 and 2008. The acquisition will be financed from internally-generated funds.

The Company believes that this transaction has the potential to generate approximately $30 million in annual revenues, based on DDD’s current product offering and its short term research and development plans, and is expected to be immediately accretive to Orbotech on a non-GAAP basis.

Commenting on the announcement, Mr. Rani Cohen, Chief Executive Officer of Orbotech, said: “This acquisition is an important step in our strategy for growth and diversification into medical imaging as an original equipment manufacturer (OEM) of highly innovative technologies. DDD is an exceptional company with highly talented employees, world-class know-how and products whose outstanding caliber is recognized by the largest players in the industry. Moreover, the acquisition presents an opportunity for Orbotech to leverage its strong operational capabilities and resources.” Mr. Cohen added: “The medical imaging industry presents solid growth drivers that will complement and balance Orbotech’s core electronics business and deliver immediate and future value to our shareholders.”

The transaction is expected to close today. Following completion, DDD will form part of Orbotech’s medical imaging operations.

About 3 D - Danish Diagnostic Development A/S

Established in 1987, DDD is a privately owned company that develops and manufactures dedicated nuclear medicine gamma cameras. DDD is a development and supply partner to the major OEMs worldwide which sell its products to privately practicing cardiologists and hospitals. Since 2004, the company has been principally owned by Axcel II, a Danish private equity fund. Operating from Denmark, DDD has 42 permanent employees, including a strong team specializing in the development of highly sophisticated camera equipment. With some 20 years of expertise in diagnostic imaging, DDD has world class know-how in multiple aspects of camera system design and manufacturing for nuclear medicine applications and is the world’s leading manufacturer of dedicated nuclear cardiac cameras. Over the years, DDD has worked with major vendors/industry suppliers and built a unique track record by developing the largest worldwide installed base of cardiac gamma cameras.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. In addition, the Company is engaged in the development and manufacture of specialized application products for the nuclear medical imaging industry. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg
Executive Vice President and Chief Financial Officer

Date:	August 7, 2007